Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

2020
Year in Review

Looking forward to the future

As founders of Yieldstreet, we've always known that a company is only as strong as the team that drives it. This year, through the perseverance of our team, we learned the true strength of Yieldstreet.

We'd be remiss not to acknowledge the difficulties that the past 9 months have brought. Regardless of the uncertainty, we have never wavered in our commitment to you, our investors.

Looking into 2021, we stand poised and ready to provide you with additional access to alternative asset class opportunities to reach your next level. By 2025, Yieldstreet's mission is to help millions of people invest $25B outside the stock market and generate $3B of passive income. The pandemic has exacerbated the very problem Yieldstreet strives to solve. Due to the inherent volatility of the public equities market (exemplified by the swings experienced during 2020), people require access to income-generating alternative products with less volatility. And institutions are raising billions of dollars for dislocation and distressed strategies. We believe the next two years will present a massive investing opportunity and Yieldstreet is the alternative investment platform you can rely on to offer these diverse opportunities.

From the Yieldstreet family to yours, we wish you health and happiness in the New Year.

As always, we want to hear from you. Feel free to reach out to us at any time at **investments@yieldstreet.com.**

Milind Mehere   Michael Weisz

New products

This year, we went further than ever before in introducing new and innovative investment products to our investors.



Yieldstreet Prism Fund   1

Since the initial offering, the Fund has raised over $43 million



Commercial & Consumer

Launched the Supply Chain Finance series that have collectively funded over $50M



Short term notes

Now offer a broader range of maturities to meet members varying liquidity needs



Lower Minimums

Investment minimums as low as $1,000, with increments often of only $1,000.



New Offering Structure

Enables multiple offerings in one single investment, with lower initial minimums (available behind log-in)

Legal finance

In the next few weeks, we plan to launch our first Legal Finance offering in over 12











relaunch

months. To date, Yieldstreet has launched over 66 Legal Finance offerings, 61 of which have been fully repaid.

Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Increased number of offerings on platform

We work hard to ensure we offer a curated set of offerings across multiple asset classes, target yield and durations. We are proud to say that there is now consistently at least one offering open for investors to access at all times. Our third quarter investment supply available on the platform was 126% higher than in the first half of 2020, and the fourth quarter is on track to be the largest quarter of the year.

Milestones reached in 2020

205 Offerings launched	**129** Offerings repaid (6 Offerings recovered)	**$1.5B** funded	**4** % of opportunities pass our selective process to make it to the platform

Since inception, as of December 15, 2020, with the exception of opportunities that have passed our process which is year-to-date as of December 15, 2020.

Investment details
Multi-Family
Pre-Development
Principal outstanding $10,000.00
Interest accrued $150.00
Investment value $10,150.00
Status
Performing
Interest rate
8.1%
Target maturity
12 mo.
Interest earned

Increased communication to investor

Communication policy revamp including:

- Increased frequency of communication to investors
- Monthly updates for investments designated as default or modified outlook
- Offering updates for performing investments
- Loan recovery case studies (e.g. Orlando Hotel Portfolio, Irwindale industrial financing)
- Quarterly portfolio updates

Investor Relations support

- Avg response time down 6% from 2019

2021 outlook

In 2021, Yieldstreet plans to build on our offerings across multiple asset classes and to expand our product set to include new strategies managed by Yieldstreet as well as prominent third-party managers, such as funds designed to take advantage of dislocations in certain markets, a popular strategy offered by many hedge funds. Our products will continue to offer a range of yields and durations, spanning from 3 months to over 5 years.

See top trends

Top awards and accolades

Inc.5000 Nº 46 2020 America's Fastest-Growing Private Cos

Fintech 250 CBINSIGHTS

Crain's New York Business 2020 FAST 50 Ranked #5

Our insights brought directly to you

From the launch of The Yield podcast to the buildout of an extensive webinar series, our senior leadership is now front and center, providing our investors with easier access and deeper insights into their views.









Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

The Yield
PODCAST
The Yield
PLAY
FOLLOW

The Yield podcast launch

20K unique listeners

Webinar series launch

3K+ attendees, 28 total webinars

LISTEN ON Spotify | Listen on Apple Podcasts | YouTube

Yieldstreet employees have long prided themselves on being a closely knit community. However, as our team became more distributed in 2020, we still found ways to grow closer through collaboration, solving complex problems and our commitment to our members. Here's to growing even closer in 2021!

467	518	12,638
Books read	Series watched	Cocktails drank

In case you're wondering, this is our favorite cocktail

"East Village Sunset"

2.0 oz Wild Turkey bourbon
1.0 oz Cocchi Americano
1/4 oz creme de violette
Dash of angostura bitters

Stir all ingredients on ice, about 25 seconds. Serve in a chilled coupe, garnish with maraschino cherry.

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1 Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.